Exhibit 99.1

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 48.00 (the “Ordinary Shares”), in connection with Extraordinary General Meeting of Shareholders, to be held on April 25, 2024 at 9:00 a.m. (Eastern time) at the offices of Check-Cap’s United States legal counsel, Dorsey & Whitney LLP, 161 Bay St., Unit #4310, Toronto, ON M5J 2S1.

Throughout this Proxy Statement, we use terms such “Check-Cap,” the “Company,” “we,” or “our” to refer to Check-Cap Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

At the Meeting, you will be asked to consider and vote on:

1.	Approval of the fixed compensation of the interim chief financial officer of the Company (the “CFO”) in excess of the Company’s Compensation Policy as approved by the shareholders of the Company on December 18, 2023.

2.	Approval of the compensation of the interim chief executive officer of the Company (the “CEO”).

3.	Ratification and approval of the appointment of Mr. Paul Medeiros who was previously duly appointed by the Company’s board of directors (the “Board”) to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

4.	Ratification and approval of the appointment of Ms. Kyla Falkiner who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

5.	Ratification and approval of the appointment of Mr. Michael Hutton who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

6.	Ratification and approval of the appointment of Mr. Daniel Kokiw who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

7.	Ratification and approval of the appointment of Mr. David Lontini who was previously duly appointed by the Board to fill in vacancy on the Board, to hold office as member of the Board until the next annual meeting of shareholders of the Company, or until his earlier resignation of removal.

8.	Approval of the removal of Mr. Idan Ben-Shitrit from his position as a member of the Board.

Board Recommendation

Our Board recommends that you vote “FOR” Proposal 1 to Proposal 7.

Who Can Vote

Only shareholders of record at the close of business on March 25, 2024, are entitled to notice of and to vote at the Meeting or at any adjournment thereof.  You can vote either by mailing in your proxy, by Internet, or in person by attending the Meeting.  Proxies must be received by our transfer agent or at our registered office in Israel no later than four (4) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the four (4) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you attend the Meeting, you may vote in person and your proxy will not be used.  If you hold Ordinary Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the record date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet.  If you hold your Ordinary Shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Voting Required for Approval of the Proposals

Pursuant to the Israeli Companies Law, each of Proposals 1 to 8 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal.

In addition to the foregoing majority requirement, the approval of Proposals 1 and 2 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of the Company (within the meaning of Israeli law) for purposes of the calculation of the Special Majority. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 1 and 2. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposals 1 or 2, you should contact Bob Marese, our proxy solicitor (bmarese@mackenziepartners.com).

A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder does not have a personal interest for purposes of Proposals 1 and 2 (other than a personal interest disclosed by such shareholder to the Company prior to voting on such Proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote

To our knowledge, based on the Company’s most recent filings with the U.S. Securities and Exchange Commission (the “SEC”), the Company has 5,849,216 Ordinary Shares issued and outstanding.

Each ordinary share entitles the holder to one vote.

In tabulating the voting results for the proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on the proposal, and will have no effect on the vote.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposal.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies must be received by our transfer agent or at our registered office in Israel no later than four (4) hours prior to the designated time for the Meeting.  Proxies received by our transfer agent or at our registered office in Israel during the four (4) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of our transfer agent (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the Notice of Meeting and the proxy card will be mailed to you by our transfer agent. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Paul Medeiros, Chairman of the Board, or by facsimile to +972-4-8211267, or by facsimile to +972-4-8211267, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting.

Position Statement

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, Attention: Paul Medeiros, Chairman of the Board, or by facsimile to +972-4-8211267, no later than April 15, 2024, at 9:00 a.m. Eastern time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary General Meeting and this Proxy Statement are made available at the “Investor Relations” portion of our website, http://ir.check-cap.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov/edgar.

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of Proxy Statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

APPROVAL of the FIXED compensation of OUR interim chief financial officer

Background

In connection with the resignation of Ms. Mira Rosenzweig, who previously served as the Company’s CFO, the Company appointed Ms. Iris Even-Tov as the interim CFO (the “Interim CFO”) of the Company. The Company’s Compensation Committee and the Board approved, subject to the approval of the Company’s shareholders, the fixed compensation package of Ms. Even-Tov, in excess of the Company’s Compensation Policy as approved by the shareholders of the Company on December 18, 2023 (the “Compensation Policy”).

Interim Chief Financial Officer

Ms. Even-Tov has prior experience establishing high-level reporting systems in both the executive and technological levels. Ms. Even-Tov most recently served as CFO and controller services for start-up companies and retail companies in the field of medical devices, gaming, software and other like industries. Under these roles, Ms. Even-Tov was in charge of managing cash flows, budgetary control, training and supervising bookkeeping, payroll, banks and payments, preparing consolidations in US-GAAP, and overseeing financial reporting to respective management and auditors. Ms. Even-Tov also served as Director of Finance to BOL Pharma LTD, a start-up company in the field of medical cannabis, and was in charge for, amongst other duties, preparing consolidated financial statements and cash flow, annual business planning, budgetary control, pricing, SaaS metrics and KPI’s, along with working with external auditors, tax preparers and valuation teams.

On March 6, 2024, the Company entered into a service agreement with Ms. Even-Tov, under which she will serve as our Interim CFO. In consideration for her services as our Interim CFO, the Company will pay a monthly fee equal to the number of hours devoted by Mrs. Even Tov for the provision of her services as Interim CFO during each month, multiplied by NIS 900, plus any applicable VAT. For purposes of complying with the Compensation Policy, Mrs. Even Tov’s compensation is to be calculated on 182 working hours per month, which would bring her monthly fee to NIS 163.800, which is approximately 50% more than the maximum fixed compensation for the CFO pursuant to the compensation committee, The Company is not expecting the fulfilment of Mrs. Even Tov’s obligation as an Interim CFO will require 182 hours per month.

Furthermore, Ms. Even-Tov is included in the Company’s Directors & Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the fixed compensation package of the Interim CFO, Ms. Even-Tov, in excess of the Compensation Policy.”

Required Vote

The approval of the resolution under Proposal 1 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

In addition, the approval of Proposal 1 is also subject to the fulfillment of the Special Majority: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Board Recommendation

Our Board recommends a vote “FOR” the fixed compensation package of the Interim CFO, Ms. Even-Tov, in excess of the Compensation Policy.

PROPOSAL 2:

APPROVAL of the compensation of OUR interim chief EXECUTIVE officer

Background

In connection with the termination of Mr. Alex Ovadia, who previously served as the Company’s CEO, the Company appointed Mr. Saar Levi to serve as the interim CEO (“Interim CEO”) of the Company. The Company’s Compensation Committee and the Board approved, on March 17, 2024, pursuant to the Companies Regulations (Leniencies in Transactions with. Interested Parties), 2000, the compensation package of Mr. Levi to serve as Interim CEO, to be in force until the first General Meeting of the shareholders of the Company to be convened following such Board approval.

Interim Chief Executive Officer

Mr. Levi’s has over 20 years of prior experience in fintech, banking and capital markets. He has a proven track record of success in leadership, executing strategic plans, managing daily operations and establishing successful partnerships. Mr. Levi’s most recent role involved serving as CEO of Advanced Financial Products LTD, a start-up company that creates sophisticated financial products with a focus on transforming non-fungible assets into a financially tradable asset class. Under this role, Mr. Levi was responsible for overseeing strategy, development, fundraising and strategic collaborations with top-tier companies. Mr. Levi also served as CEO of Cedex Holding & Trading LTD., a FinTech company that combines proprietary and Blockchain technologies to develop a global digital commodities exchange. As the CEO at Cedex Holding & Trading LTD, Mr. Levi was in charge of developing the company’s strategy, fundraising activities and managing a team of 70 executives and developers locally and internationally.

On March 17, 2024, the Company entered into a service agreement with Mr. Saar Levi, on behalf of a company under Saar Levi’s control, LEM Management LTD, under which he will serve as our Interim CEO. In consideration for his services as our Interim CEO, the Company will pay a monthly fee in an amount equal to US$25,000, plus any applicable VAT.

Furthermore, Mr. Saar Levi is included in the Company’s Directors & Officers insurance policy and was issued letters of indemnification and exculpation by the Company.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the compensation package of the Interim CEO, Mr. Levi.”

Required Vote

The approval of the resolution under Proposal 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

In addition, the approval of Proposal 2 is also subject to the fulfillment of the Special Majority: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

Board Recommendation

Our Board recommends a vote “FOR” approving the compensation package of the Interim CEO, Mr. Levi.

PROPOSALS 3, 4, 5, 6, & 7:

RATIFICATION AND APPROVAL OF Paul MedEIROS, Kyla Falkiner, Michael Hutton, Daniel Kokiw, and David Lontini TO THE BOARD of Directors

The Articles of Association of the Company provide that the Company shall have at least four (4) and not more than eleven (11) directors.

The Company’s Board currently consists of six (6) directors.

In accordance with the Israeli Companies Law, it is proposed to ratify and approve the appointment of the following five (5) directors, who were previously duly appointed by the Board, to fill vacancies on the Board in accordance with the Company’s Articles of Association, and each are to serve until the Company’s next general annual meeting of shareholders: Paul Medeiros, Kyla Falkiner, Michael Hutton, Daniel Kokiw, and David Lontini (the “Duly Appointed Directors”).

Each of Messrs. Medeiros, Hutton, Kokiw, and Lontini and Ms. Falkiner, have declared their ability to serve as independent directors and have affirmed in a Director & Officer questionnaire completed by him or her prior to their appointment to the Board, as to his or her qualification to serve prospectively as an independent director of the Company, as such independence is determined under the Listing Rules of the Nasdaq Stock Market. Similarly, none of these Duly Appointed Directors have identified relationships that would disqualify him or her from serving as an independent member of the audit or compensation committees of the Company Board, as determined in accordance with the requirements of Nasdaq Listing Rule 5605(c)(2) and Exchange Act Rule 10A-3, and Nasdaq Listing Rule 5605(d)(2) and Exchange Act Rule 10C-1, respectively.

Each of the Duly Appointed Directors will continue to benefit from the indemnification and exculpation agreement previously entered into with the Company’s members of the Board, as well as from the Company’s directors’ and officers’ liability insurance policy, as in effect from time to time.

Biographical information concerning the Duly Appointed Directors:

Mr. Paul Medeiros

Mr. Medeiros, 56, served as a Managing Director of Consulting and Technical Services at NSF International from November 2015 until April 2022. Mr. Medeiros serves as Manager of Environmental Health at Wellington-Dufferin-Guelph Public Health in Ontario, Canada. Mr. Medeiros holds a master’s degree in food safety and quality assurance from the University of Guelph. Mr. Medeiros also has served on the Program Advisory Committees of Toronto Metropolitan University (Ryerson University) since 2014 and Conestoga College since 2016.

Ms. Kyla Falkiner

Kyla Falkiner, 47, is a respected Change Management Professional who is experienced in taking public companies through transformational change. During Ms. Falkiner career, she has held senior leadership roles at several insurance companies, including Morguard and consumer, packaged goods companies, including McDonald’s Canada and Canada Bread Company, Limited. Ms. Falkiner holds a Bachelor of Arts from Queen’s University and a Master of Science from Boston University. Ms. Falkiner is a Certified Change Management Professional. Ms. Falkiner has been appointed to the Audit Committee and the Nominating Committee. Ms. Falkiner serves as the Nominating Committee chair.

Mr. Michael Hutton

Michael Hutton, 52, has spent the past 28 years at medical device technology companies and for the last 15 years has held leadership positions at Phonak Canada, of Sonova Holding AG and WSAudiology. In these leadership roles, Mr Hutton gained significant experience with M&A and strategic business development. Mr. Hutton’s education includes studying at the Toronto School of Business and the University of St. Gallen. Mr. Hutton has been appointed to the Audit Committee and will serve as the committee chair.

Mr. Daniel Kokiw

Daniel Kokiw, 51, is an experienced business owner / operator who has successfully completed M&A transactions. For over 8 years, Mr Kokiw was in a senior operational role at Zodiac Recreational of North America, of Zodiac Nautic and prior to that he ran the operations of Rokan Laminating. Currently, Mr Kokiw owns and operates a highly successful business in food retail. Mr. Kokiw’s education includes studying Psychology at Carlton University. Mr. Kokiw has been appointed to the Audit Committee and the Compensation Committee. Mr. Kokiw also serves as the Compensation Committee chair.

Mr. David Lontini

David Lontini, 43, is an experienced business owner / operator who has successfully completed M&A transactions. Mr. Lontini has held senior leadership positions at a variety of sports and media organizations such as Pointstreak Sports Technologies, Maru/Matchbox and the Toronto Argonauts Football Club. Mr. Lontini holds a B.A. in Liberal Arts and Political Science from York University. Mr. Lontini has been appointed to the Nominating Committee and the Compensation Committee.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted, with each resolution being voted separately:

“RESOLVED, to ratify and approve the appointment of Mr. Paul Medeiros who was previously duly appointed by the Company’s Board to fill a vacancy on the Board in accordance with the Company’s Articles of Association and to hold office as a member of the Board until the next general annual meeting of shareholders of the Company, or until his earlier resignation of removal, subject to, and in accordance with, the Israeli Companies Law”, and

“FURTHER RESOLVED, to ratify and approve the appointment of Kyla Falkner who was previously duly appointed by the Company’s Board to fill a vacancy on the Board in accordance with the Company’s Articles of Association and to hold office as a member of the Board until the next general annual meeting of shareholders of the Company, or until her earlier resignation of removal, subject to, and in accordance with, the Israeli Companies Law”, and

“FURTHER RESOLVED, to ratify and approve the appointment of Michael Hutton who was previously duly appointed by the Company’s Board to fill a vacancy on the Board in accordance with the Company’s Articles of Association and to hold office as a member of the Board until the next general annual meeting of shareholders of the Company, or until his earlier resignation of removal, subject to, and in accordance with, the Israeli Companies Law”, and

“FURTHER RESOLVED, to ratify and approve the appointment of Daniel Kokiw who was previously duly appointed by the Company’s Board to fill a vacancy on the Board in accordance with the Company’s Articles of Association and to hold office as a member of the Board until the next general annual meeting of shareholders of the Company, or until his earlier resignation of removal, subject to, and in accordance with, the Israeli Companies Law”, and

“FURTHER RESOLVED, to ratify and approve the appointment of David Lontini who was previously duly appointed by the Company’s Board to fill a vacancy on the Board in accordance with the Company’s Articles of Association and to hold office as a member of the Board until the next general annual meeting of shareholders of the Company, or until his earlier resignation of removal, subject to, and in accordance with, the Israeli Companies Law”.

Required Vote

The approval of the resolutions under Proposals 3, 4, 5, 6, and 7 each require the affirmative vote of shareholders of the majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Board Recommendation

Our Board recommends a vote “FOR” the ratification and approval of the appointment of each of the five Duly Appointed Directors of the Company.

PROPOSAL 8:

APPROVAL TO REMOVE MR. IDAN BEN-SHITRIT FROM THE BOARD

On March 21, 2024, the Company received a letter (the “Letter”) from Symetryx Corp. (“Symetryx”), requesting that the Board add a matter to the agenda of the Meeting with respect to the removal of Mr. Idan Ben-Shitrit from his position as member of the Board, in accordance with Section 66(b) of the Israeli Companies Law.

The Letter asserts that Mr. Ben-Shitrit has been, and is continuously, acting in breach of his fiduciary duties to the Company and in a manner that is against the interests of the Company and its shareholders, including by: (i) intentionally interfering with the Company’s bona fide attempts to pursue potential business combinations, (ii) preventing the Board from fulfilling its roles and duties under applicable law, including by obstructing the conduct of the Board meetings, (iii) compromising confidential information of the Company, (iv) dismissing in public any obligations Mr. Ben-Shitrit has towards the shareholders of the Company, and (v) otherwise causing continued damage and harm to the Company and its operations.

Based on publicly available information, Symetryx currently holds approximately a 5.8% stake in the Company’s voting shares and sought to allow the shareholders of the Company to vote upon Proposal 8 to improve the Company’s corporate governance.

It is proposed that Mr. Idan Ben-Shitrit be removed from his position as a member of the Board with immediate effect from the adjournment of the Meeting. Mr. Ben-Shitrit has served as a member of the Board since December 18, 2023.

If approved, Mr. Idan Ben-Shitrit’s appointment as a member of the Board shall cease with immediate effect from the adjournment of the Meeting.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to remove Mr. Idan Ben-Shitrit from his position as a member of the Board.”

Required Vote

The approval of the resolution under Proposal 8 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, the Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Paul Medeiros
Paul Medeiros
Chair of the Board
March 27, 2024